UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FirstSun Capital Bancorp

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

33767U107

(CUSIP Number)

October 31, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33767U107	Schedule 13G	Page 2 of 9

(1)	NAMES OF REPORTING PERSON Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011(1)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

1,816,000
	(6)	SHARED VOTING POWER

0
	(7)	SOLE DISPOSITIVE POWER

1,816,000
	(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,816,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.56%
(12)	TYPE OF REPORTING PERSON

OO

(1)	1,816,000 common shares held by the Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011. As of November 14, 2024, Karen Hale Young served as the trustee of the above named trust.

CUSIP No. 33767U107	Schedule 13G	Page 3 of 9

(1)	NAMES OF REPORTING PERSON Joyce V Hale GRAT FBO Karen H Young Family(1)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

85,000
	(6)	SHARED VOTING POWER

0
	(7)	SOLE DISPOSITIVE POWER

85,000
	(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.31%
(12)	TYPE OF REPORTING PERSON

OO

(1)	85,000 common shares held by the Joyce V Hale GRAT FBO Karen H Young Family. As of November 14, 2024, Karen Hale Young served as the trustee of the above named trust.

CUSIP No. 33767U107	Schedule 13G	Page 4 of 9

(1)	NAMES OF REPORTING PERSON JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011(1)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

69,000
	(6)	SHARED VOTING POWER

0
	(7)	SOLE DISPOSITIVE POWER

69,000
	(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.24%
(12)	TYPE OF REPORTING PERSON

OO

(1)	69,000 common shares held by the JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011. As of November 14, 2024, Karen Hale Young served as the trustee of the above named trust.

CUSIP No. 33767U107	Schedule 13G	Page 5 of 9

Item 1(a). Name of Issuer:

FirstSun Capital Bancorp (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1400 16th Street, Suite 250

Denver, Colorado 80202

Item 2(a). Name of Person Filing:

The Statement is filed on behalf of the (i) Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011; (ii) Joyce V Hale GRAT FBO Karen H Young Family; and (iii) JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011 (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

1400 16th Street, Suite 250

Denver, Colorado 80202

Item 2(c). Citizenship:

Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011 is a trust existing in the State of Missouri.

Joyce V Hale GRAT FBO Karen H Young Family is a trust existing in the State of Missouri.

JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011 is a trust existing in the State of Missouri.

Item 2(d). Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e). CUSIP Number:

33767U107

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______

CUSIP No. 33767U107	Schedule 13G	Page 6 of 9

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount Beneficially Owned:

As of the close of business on November 14, 2024, the Reporting Persons beneficially owned an aggregate of 1,970,000 shares of the Issuer’s Common Stock. Specifically, as of the close of business on November 14, 2024:

i) The Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011, beneficially owned 1,816,000 shares of the Issuer’s Common Stock (the “KHY Family Trust”);

ii) The Joyce V Hale GRAT FBO Karent H Young Family, beneficially owned 85,000 shares of the Issuer’s Common Stock (the “KVH GRAT”); and

iii) JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011, beneficially owned 69,000 shares of the Issuer’s Common Stock (the “JVH Orion Trust”), which together with the shares of the Issuer’s Common Stock beneficially owned by the KHY Family Trust and KVH GRAT represented 1,970,100 shares of the Issuer’s Common Stock or 7.12% of the Issuer’s Common Stock outstanding.

(b) Percent of Class:

As of the close of business on November 14, 2024, the KHY Family Trust, the KVH GRAT and the JVH Orion Trust may be deemed to have beneficially owned 1,970,000 shares of the Issuer’s Common Stock or 7.12% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 27,666,854 shares of the Issuer’s Common Stock outstanding as of November 7, 2024, as per the information reported in the Issuer’s Form 10-Q filed on November 8, 2024.

(c) Number of shares as which such person has:

(i)	Sole power to vote or to direct the vote: 1,970,000

(ii)	Shared power to vote or to direct the vote: -0-.

(iii)	Sole power to dispose or to direct the disposition of: 1,970,000.

(iv)	Shared power to dispose or to direct the disposition of: -0-.

Karen Hale Young is the trustee of each of the KHY Family Trust, the KVH GRAT and the JVH Orion Trust. She may be deemed to have voting, investment, and dispositive power with respect to the securities described in this Schedule 13G. She owns no other securities of the Issuer except that, an additional 100 shares of the Issuer’s Common Stock is owned by the Karen Hale Young Trust Agreement U/A/D 2/23/1996 for which Ms. Young serves as the trustee. When SEC codes are obtained for this trust, these additional 100 shares will be reported by amendment to this Schedule 13G.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, or either of them, is or are the beneficial owners of the shares for any other purpose than Section 13(d) and 13(g) of the Act, as amended. The Reporting Persons and Ms. Young believe that they are not a “group” under Section 13(d) of the Act, and the filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are members of such a group.

CUSIP No. 33767U107	Schedule 13G	Page 7 of 9

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

See Exhibit I.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification.

Not Applicable. The Reporting Persons have not added any securities to their holdings since the effective date of the registration of the class of Issuer’s securities of Section 12(b) of the Exchange Act.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of November 14, 2024, by and among the Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011, the Joyce V Hale GRAT FBO Karen H Young Family and the JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011.

CUSIP No. 33767U107	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: November 14, 2024

Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011 /s/ Karen Hale Young
Name: Karen Hale Young Title: Trustee

Joyce V Hale GRAT FBO Karent H Young Family /s/ Karen Hale Young
Name: Karen Hale Young Title: Trustee

JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011 /s/ Karen Hale Young
Name: Karen Hale Young Title: Trustee

CUSIP No. 33767U107	Schedule 13G	Page 9 of 9

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.0001 per share, of FirstSun Capital Bancorp, a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 14, 2024

Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011 /s/ Karen Hale Young
Name: Karen Hale Young Title: Trustee

Joyce V Hale GRAT FBO Karent H Young Family /s/ Karen Hale Young
Name: Karen Hale Young Title: Trustee

JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011 /s/ Karen Hale Young
Name: Karen Hale Young Title: Trustee